                              MEMORANDUM OF CHANGES
        VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 105

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen American Capital Equity Opportunity Trust, Series 105 on July 7, 1998. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

    Pages 2-3.         The "Summary of Essential Financial Information" and "Fee
                         Table" sections have been completed.

    Pages 4-9.         Certain revisions have been made and each "Portfolio" and
                         the notes thereto has been completed.

    Pages 10-15.       The descriptions of the portoflio securities have been
                         completed.

    Pages 16-17.       The  Report of Independent Certified Public Accountants'
                         and  Statements  of  Condition  have been completed.

                                                              FILE NO. 333-57489
                                                                    CIK #1025251

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A. Exact Name of Trust:  VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST,
                         SERIES 105

B. Name of Depositor:    VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.

C. Complete address of Depositor's principal executive offices:

   One Parkview Plaza
   Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER             VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS, INC.
   Attention:  Mark J. Kneedy     Attention:  Don G. Powell, Chairman
   111 West Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X /     Check box if it is proposed that this filing will become effective at
----      2:00 p.m. on July 7, 1998 pursuant to Rule 487.

              VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST
                                   SERIES 105

                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                             FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                    ) Prospectus Front Cover Page

        (b)  Title of securities issued       ) Prospectus Front Cover Page

 2.     Name and address of Depositor         ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Administration

 3.     Name and address of Trustee           ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Administration

 4.     Name and address of principal         ) *
          underwriter

 5.     Organization of trust                 ) The Trusts

 6.     Execution and termination of          ) The Trusts
          Trust Indenture and Agreement       ) Trust Administration

 7.     Changes of Name                       ) *

 8.     Fiscal year                           ) *

 9.     Material Litigation                   ) *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

10.     General information regarding         ) The Trusts
          trust's securities and              ) Taxation
          rights of security holders          ) Public Offering
                                              ) Rights of Unitholders
                                              ) Trust Administration

11.     Type of securities comprising         ) Prospectus Front Cover Page
          units                               ) The Trusts
                                              ) Portfolios

12.     Certain information regarding         ) *
          periodic payment certificates       )

13.     (a)  Loan, fees, charges and expenses ) Prospectus Front Cover Page
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Operating Expenses
                                              ) Public Offering
                                              ) Rights of Unitholders

        (b)  Certain information regarding    )
               periodic payment plan          ) *
               certificates                   )

        (c)  Certain percentages              ) Prospectus Front Cover Page
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Public Offering
                                              ) Rights of Unitholders

        (d)  Certain other fees, expenses or  ) Trust Operating Expenses
               charges payable by holders     ) Rights of Unitholders

        (e)  Certain profits to be received   ) Public Offering
               by depositor, principal        ) Portfolios
               underwriter, trustee or any    )
               affiliated persons             )

        (f)  Ratio of annual charges          ) *
               to income                      )

14.     Issuance of trust's securities        ) Rights of Unitholders

15.     Receipt and handling of payments      ) *
          from purchasers                     )

16.     Acquisition and disposition of        ) The Trusts
          underlying securities               ) Rights of Unitholders
                                              ) Trust Administration

17.     Withdrawal or redemption              ) Rights of Unitholders
                                              ) Trust Administration
18.     (a)  Receipt and disposition          ) Prospectus Front Cover Page
               of income                      ) Rights of Unitholders

        (b)  Reinvestment of distributions    ) *

        (c)  Reserves or special Trusts       ) Trust Operating Expenses
                                              ) Rights of Unitholders
        (d)  Schedule of distributions        ) *

19.     Records, accounts and reports         ) Rights of Unitholders
                                              ) Trust Administration

20.     Certain miscellaneous provisions      ) Trust Administration
          of Trust Agreement                  )

21.     Loans to security holders             ) *

22.     Limitations on liability              )
                                              ) Trust Administration
23.     Bonding arrangements                  ) *

24.     Other material provisions of          ) *
        Trust Indenture Agreement             )

                   III. ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

25.     Organization of Depositor             ) Trust Administration

26.     Fees received by Depositor            ) *

27.     Business of Depositor                 ) Trust Administration

28.     Certain information as to             ) *
          officials and affiliated            )
          persons of Depositor                )

29.     Companies owning securities           ) *
          of Depositor                        )
30.     Controlling persons of Depositor      ) *

31.     Compensation of Officers of           ) *
          Depositor                           )

32.     Compensation of Directors             ) *

33.     Compensation to Employees             ) *

34.     Compensation to other persons         ) *

                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities    ) Public Offering
          by states                           )

36.     Suspension of sales of trust's        ) *
          securities                          )
37.     Revocation of authority to            ) *
          distribute                          )

38.     (a)  Method of distribution           )
                                              )
        (b)  Underwriting agreements          ) Public Offering
                                              )
        (c)  Selling agreements               )

39.     (a)  Organization of principal        ) *
               underwriter                    )

        (b)  N.A.S.D. membership by           ) *
               principal underwriter          )

40.     Certain fees received by              ) *
          principal underwriter               )

41.     (a)  Business of principal            ) Trust Administration
               underwriter                    )

        (b)  Branch offices or principal      ) *
               underwriter                    )

        (c)  Salesmen or principal            ) *
               underwriter                    )

42.     Ownership of securities of            ) *
          the trust                           )

43.     Certain brokerage commissions         ) *
          received by principal underwriter   )

44.     (a)  Method of valuation              ) Prospectus Front Cover Page
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Operating Expenses
                                              ) Public Offering
        (b)  Schedule as to offering          )
               price                          )

        (c)  Variation in offering price      ) *
               to certain persons             )

46.     (a)  Redemption valuation             ) Rights of Unitholders
                                              ) Trust Administration
        (b)  Schedule as to redemption        ) *
               price                          )

47.     Purchase and sale of interests        ) Public Offering
          in underlying securities            ) Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of        ) Trust Administration
          Trustee                             )

49.     Fees and expenses of Trustee          ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Operating Expenses

50.     Trustee's lien                        ) Trust Operating Expenses

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's       ) Cover Page
          securities                          ) Trust Operating Expenses

52.     (a)  Provisions of trust agreement    )
               with respect to replacement    ) Trust Administration
               or elimination portfolio       )
               securities                     )

        (b)  Transactions involving           )
               elimination of underlying      ) *
               securities                     )

        (c)  Policy regarding substitution    )
               or elimination of underlying   ) Trust Administration
               securities                     )

        (d)  Trustamental policy not          ) *
               otherwise covered              )

53.     Tax Status of trust                   ) Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during             ) *
          last ten years                      )

55.                                           )
56.     Certain information regarding         ) *
57.       periodic payment certificates       )
58.                                           )

59.     Financial statements (Instructions    ) Report of Independent Certified
          1(c) to Form S-6)                   ) Public Accountants
                                              ) Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required

                           VAN KAMPEN AMERICAN CAPITAL

VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 105

GREAT INTERNATIONAL FIRMS TRUST, SERIES 5
BRAND NAME EQUITY TRUST, SERIES 6

--------------------------------------------------------------------------------

     Van Kampen American Capital Equity Opportunity Trust, Series 105 includes the unit investment trusts described above (the "Trusts"). The Great International Firms Trust seeks to increase the value of your investment by investing in a globally-diversified portfolio of common stocks of blue chip international companies. The Brand Name Equity Trust seeks to increase the value of your investment and provide dividend income by investing in a portfolio of common stocks of non-durable goods companies. Of course, we cannot guarantee that a Trust will achieve its objective.

     The Units are not deposits or obligations of any bank or government agency and are not guaranteed.


                                  JULY 7, 1998


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                  JULY 7, 1998

                                                                                      GREAT                  BRAND
                                                                                  INTERNATIONAL              NAME
                                                                                      FIRMS                  EQUITY
PUBLIC OFFERING PRICE                                                                 TRUST                  TRUST
                                                                                  ------------            ------------
Aggregate value of Securities per Unit (1)                                        $      9.90             $       9.90
Sales charge                                                                             0.45                     0.45
    Less deferred sales charge                                                           0.35                     0.35
Public offering price per Unit (2)                                                $     10.00             $      10.00

TRUST INFORMATION
Initial number of Units (3)                                                       $    29,984             $     15,094
Aggregate value of Securities (1)                                                 $   296,839             $    149,427
Estimated initial distribution per Unit (4)                                       $       .02             $        .01
Estimated annual dividends per Unit (4)                                           $   0.11628             $     .12611
Redemption price per Unit (5)                                                     $      9.53             $       9.55


GENERAL INFORMATION
Initial Date of Deposit                                                           July 7, 1998
Mandatory Termination Date                                                        July 7, 2003
Record Dates                                                                      Tenth day of March, June,
                                                                                  September and December
Distribution Dates                                                                Twenty-fifth day of March, June
                                                                                  September and December

--------------------------------------------------------------------------------

(1)Each Security is valued at the last closing sale price on its principal trading exchange or at the last asked price if not listed. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately three months). The estimated amount for each Trust is described on the next page.

(2)The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.
(3)At the Evaluation Time on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors". The initial distribution is expected to occur in December 1998 for the Great International Firms Trust and in September 1998 for the Brand Name Equity Trust.

(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not included these costs after the initial offering period.



                                    FEE TABLE
                                                                                           GREAT         BRAND
                                                                                       INTERNATIONAL     NAME
                                                                                           FIRMS        EQUITY
               TRANSACTION FEES (AS % OF OFFERING PRICE)                                   TRUST         TRUST
                                                                                         --------      --------
               Initial sales charge (1)..............................................       1.00%          1.00%
               Deferred sales charge (2).............................................       3.50%          3.50%
                                                                                        --------       --------
               Maximum sales charge..................................................       4.50%          4.50%
                                                                                        ========       ========
               Maximum sales charge on reinvested dividends..........................       3.50%          3.50%
                                                                                        ========       ========

               ESTIMATED ORGANIZATIONAL COSTS PER UNIT (3)...........................   $ 0.03843      $ 0.02616
                                                                                        ========       ========

               ESTIMATED ANNUAL EXPENSES PER UNIT
               Trustee's fee and operating expenses..................................   $ 0.01361      $ 0.01107
               Supervisory and evaluation fees.......................................   $ 0.00500      $ 0.00500
                                                                                        --------       --------
               Estimated annual expenses per Unit....................................   $ 0.01861      $ 0.01607
                                                                                        ========       ========
               ESTIMATED COSTS OVER TIME
               One year..............................................................   $      49      $      50
               Three years...........................................................   $      53      $      54
               Five years............................................................   $      57      $      58
               Ten years.............................................................         N/A            N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that all distributions are reinvested at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.
(2)The deferred sales charge is actually equal to $0.35 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from November 7, 1998 through July 7, 1999.
(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.



GREAT INTERNATIONAL FIRMS TRUST, SERIES 5

   The Trust seeks to provide the potential for capital appreciation. In selecting the Securities, we considered the following factors, among others: the extent to which the issuers are global leaders in their respective markets and industries; the extent to which the issuers are leading companies within their home markets; the attractiveness of the Securities based on an evaluation of return on equity, price to earnings ratio and price to cash flows; and the diversification of the Trust portfolio by countries and industries. We attempted to select companies from developed, industrialized countries that are well-capitalized world and market leaders, exhibit attractive balance sheets and offer a diversified line of products and/or services.

   The Trust seeks to provide the potential for greater rewards from a diversified international investment portfolio. In the past eleven years, the U.S. stock market (as represented by the Standard & Poor's 500 Index) has ranked among the top five markets in total return only one time and has never ranked first. Many global equity markets have outperformed the U.S. market in past years. International firms across the globe are expanding their business, exporting to more countries and becoming better known to the investment community. By investing in international stocks, you may benefit from greater growth potential and added diversity than by concentrating in U.S. securities alone. If you invested only in a portfolio of U.S. securities, a negative turn in the market could adversely affect the portfolio. By dedicating a portion of an investment portfolio to global investments, you may be better protected against negative movements in a single market. The Trust seeks to provide a convenient and efficient way to take advantage of the growth potential of international investing by offering a diversified portfolio of blue chip, industry-leading companies in countries around the world.

   The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the U.S. The table shows the total returns of the top performing stock markets in developed countries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the Standard & Poor's 500 Index).

                TOTAL RETURN             TOTAL RETURN
            TOP PERFORMING MARKET    UNITED STATES MARKET
           ----------------------    --------------------

1986       112.77% (Spain)                  13.42%
1987        55.96% (Finland)                 0.61%
1988        50.19% (Denmark)                11.64%
1989       101.12% (Austria)                26.91%
1990         5.99% (United Kingdom)         (5.59%)
1991        42.77% (Hong Kong)              27.17%
1992        27.42% (Hong Kong)               4.16%
1993       109.91% (Hong Kong)               7.02%
1994        51.29% (Finland)                (0.85%)
1995        42.42% (Switzerland)            34.74%
1996        41.27% (Spain)                  22.90%
1997        44.84% (Switzerland)            33.10%

   The table represents historical performance of unmanaged indices which are composites of equity securities considered representative of equity performance in the countries specified. The historical performance is shown for illustrative purposes only, represents past performance which is not indicative of future performance of the Trust and does not include sales charges or expenses which are imposed on Trust Units.

PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
-----------     -----------------------------------       ---------------      -----------         -------------
        179     Azko Nobel, N.V.                          $        55.585           1.59%          $    9,949.80
         48     Alcatel Aslthom                                   208.923           0.77               10,028.32
         86     Axa                                               117.715           1.07               10,123.48
      1,000     Bank of Tokyo - Mitsubishi, Limited                10.611           0.49               10,610.82
        520     Bass Plc                                           18.305           2.91                9,518.38
        188     Bayer AG                                           52.283           1.81                9,829.18
        891     British Airways Plc                                11.233           2.57               10,009.02
        655     British Petroleum Company Plc                      14.675           2.67                9,611.99
        780     British Telecom                                    12.930           2.56               10,085.05
        118     Deutsche Bank AG                                   81.461           1.10                9,612.38
        368     Deutsche Lufthansa AG                              27.384           1.63               10,077.18
        593     Electrolux AB                                      17.261           1.52               10,235.52
        328     Glaxo Wellcome                                     30.103           1.96                9,873.92
        607     Imperial Chemical Industries Plc                   15.814           3.32                9,598.92
      2,000     Komatsu, Limited                                    4.888           0.99                9,775.94
         18     L'oreal                                           571.946           0.39               10,295.03
         96     Mannesman AG                                      108.044           0.46               10,372.22
        164     Metro AG                                           61.613           1.61               10,104.57
         5      Nestle SA                                       2,227.037           0.83               11,135.18
      1,230     News Corporation, Limited                           8.042           0.20                9,892.11
        133     Nokia                                              78.300           0.74               10,413.84
          6     Novartis                                        1,679.470           0.78               10,076.82
        113     Phillips Electronics                               87.908           0.95                9,933.64
        875     Reuters Group Plc                                  10.750           2.18                9,406.29
        178     Royal Dutch Petroleum Company                      55.292           2.33                9,841.91
         17     SAP AG                                            574.173           0.24                9,760.95
        100     Sony Corporation                                   85.058           0.36                8,505.78
      2,000     Toshiba Corporation                                 4.146           1.46                8,291.71
        390     Toyota Motor Corporation                           25.118           0.53                9,795.92
        122     Unilever NV                                        82.570           1.12               10,073.56
 ----------                                                                                        -------------
     13,808                                                                                        $  296,839.43
 ==========                                                                                        =============

See "Notes to Portfolios".

BRAND NAME EQUITY TRUST, SERIES 6

   The Trust seeks to provide the potential for capital appreciation and income, consistent with the preservation of invested capital. We attempted to select a portfolio of leading brand name companies that provide the potential for growth at sustainably higher rates than the general stock market for an extended period of time. In selecting the Securities, we considered the following factors, among others: (a) the issuer's position within the industry, (b) breadth and stability of the issuer's business base and (c) growth potential.

   Most of the products produced by the issuers in the Trust are consumable products used around the world. We believe that global demographics provide the potential for growth in these products in excess of overall economic growth. The companies in the Trust are generally leaders in their field. We believe these leadership positions should be sustained given the stability of the markets generally and the strength of these companies. In addition, we attempted to select companies with superior management which can help the company maintain a leadership position within its market. We attempted to select companies which exhibit attractive balance sheets, strong cash flow and above-average returns on investment. Exploitation of the attractive product markets requires investment to drive future growth. Debt capacity and cash flow may help to provide a company the ability to reinvest in the business. A high return on investment (and return on equity) may provide the potential for high growth rates from reinvestment.

   Consumer Products Companies. Companies within the non-durable consumer goods industry are typically considered growth companies. A growth company is generally defined as a relatively steady performer over time which provides the potential to sustain an above-average growth rate during various economic cycles. Because of their size, resilience and strength, brand name companies appear to be some of the most favorable growth companies in which to invest. We believe that brand name companies are poised to benefit as access to and consumer demand in developing countries continues to grow. Many of these companies are industry leaders in domestic and international markets. They are established, well-managed, financially strong and proven performers. Many companies have undertaken restructuring and expansion projects which have increased their profit potential. As large companies, they are able to provide their brands with a great deal of support, including large advertising budgets, research and development prowess, effective distribution and promotional efforts, exposure to international markets and expansion to capitalize on growth opportunities in developing countries. We believe that as cost differences between brand name and generic products shrink, consumers may pay a premium for products they recognize and believe to be of better quality.

   The Food and Beverage Industry. The Department of Commerce ranks the food and beverage industry as the second largest U.S. manufacturing sector. In recent years, this industry has had consistently positive earnings and has tended to be recession-resistant. Performance has reflected consumer demand more than general economic conditions. Food processing companies include manufacturers of packaged foods and processors of agricultural products. Distributors include food wholesalers and retailers, supermarket chains and restaurants. The issuers in the Trust include companies that have successfully adapted to new consumer demands. We anticipate that continued adaptation will result in consumer support and lead to continued growth.

     Pharmaceutical Industry. Pharmeceutical companies have historically provided significant growth opportunities. Pharmaceutical companies develop, manufacture and sell prescription and over-the-counter drugs. They are well known for the significant amounts of money they spend on research and development. As the population of the United States ages, pharmaceutical companies will continue to develop new drugs through advanced technologies and diagnostics. These companies are involved in the development and distribution of drugs and vaccines world-wide. These activities may make the pharmaceutical sector attractive for investors seeking growth.

PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
-----------     -----------------------------------       ---------------      -----------         -------------
         90     American Home Products Corporation          $      51.625           1.67%          $    4,646.25
         96     Anheuser Busch Companies, Inc.                     48.313           2.15                4,638.00
         58     Avon Products, Inc.                                81.125           1.68                4,705.25
#        74     Benckiser NV                                       62.625           0.00                4,634.25
         79     Bestfoods                                          58.563           1.54                4,626.44
         39     Bristol-Myers Squibb Company                      119.500           1.31                4,660.50
         48     Clorox Company                                     96.750           1.32                4,644.00
         54     Coca-Cola Company                                  86.750           0.69                4,684.50
         52     Colgate-Palmolive Company                          91.125           1.21                4,738.50
         78     Gillette Company                                   60.563           0.84                4,723.88
         83     H.J. Heinz                                         56.625           2.23                4,699.88
         65     Hershey Foods Corporation                          71.875           1.22                4,671.88
         64     Johnson & Johnson                                  72.375           1.38                4,632.00
        122     Kellogg Company                                    38.500           2.34                4,697.00
        116     Mattel, Inc.                                       40.313           0.79                4,676.25
         64     McDonald's Corporation                             73.625           0.49                4,712.00
        122     Nabisco Holdings Corporation                       38.438           1.82                4,689.38
+        43     Nestle, SA                                        111.480           0.85                4,793.65
         88     Nike, Inc.                                         51.563           0.93                4,537.50
        107     PepsiCo, Inc.                                      43.000           1.21                4,601.00
        116     Phillip Morris Companies, Inc.                     40.000           4.00                4,640.00
         50     Procter & Gamble Company                           94.000           1.07                4,700.00
         84     Quaker Oats Company                                55.563           2.05                4,667.25
         41     Ralston-Ralston Purina Group                      113.500           1.06                4,653.50
         92     Revlon, Inc.                                       51.000           0.00                4,692.00
         80     Sara Lee Corporation                               58.188           1.58                4,655.00
         48     Schering-Plough Corporation                        98.000           0.90                4,704.00
+        56     Unilever NV                                        83.563           1.15                4,679.50
         44     Walt Disney Company                               105.813           0.60                4,655.75
         63     Warner-Lambert Company                             74.188           0.86                4,673.81
        205     Wendy's International, Inc.                        22.563           1.06                4,625.31
         46     Wm. Wrigley Jr. Company                           101.500           0.79                4,669.00
-----------                                                                                        -------------
      2,467                                                                                        $  149,427.23
===========                                                                                        =============

See "Notes to Portfolios".

NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on July 6, 1998 and have settlement dates ranging from July 8, 1998 to July 31, 1998 (see "The Trusts").


   (2) The market value of each Security is based on the closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit or the last asked price if not listed on an exchange. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                    PROFIT
                                            COST TO                (LOSS) TO
                                            SPONSOR                 SPONSOR
                                        --------------          --------------
     Great International Firms Trust    $      297,446          $        (607)
     Brand Name Equity Trust            $      149,439          $         (12)

"+" indicates that the stock is held in the form American Depositary Receipts or similar receipts.
"#" indicates that the stock is a U.S. dollar-denominated foreign common stock.


   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below. Please refer to each "Portfolio" for a list of the Securities included in each Trust.

   GREAT INTERNATIONAL FIRMS TRUST

     Akzo Nobel N.V. Akzo Nobel N.V. produces and markets healthcare products, coatings, chemicals, and fibers. The company provides chemicals, man-made fibers, paints, enamels and salts, ethical drugs, veterinary products, hospital supplies, and diagnostic products. Geographically, Akzo Nobel's activities are largely concentrated in Europe and the United States.

     Alcatel Alsthom. Alcatel Alsthom develops, produces and distributes telecommunications equipment and systems for public network, business, and residential applications. The company also manufactures equipment for electrical power generation, transmission and distribution networks, and railway transportation. In addition, Alcatel is active in shipbuilding, electrical engineering, and the production of batteries.

     Axa. Axa is a French insurance group providing both insurance (life and non-life) financial services and real estate services in Europe, Asia, and North America. The company's insurance activities in the United States are conducted through The Equitable.

     Bank of Tokyo-Mitsubishi, Limited. Bank of Tokyo-Mitsubishi, Limited provides a broad range of financial services to businesses, governments, and private individuals. The company, through its global subsidiaries, offers commercial, investment, and trust banking products and services. It was formed through the merger of the Bank of Tokyo and the Mitsubishi Bank on April 1, 1996.

     Bass Plc. Bass Plc produces and distributes beer and soft drinks. The company also owns, manages, leases, and franchises public houses ("pubs"), hotels and restaurants, operates bingo clubs, betting shops, bowling centers, entertainment centers, and other leisure retailing outlets, The group also manufactures, supplies, and operates amusement and gaming machines.

     Bayer AG. Bayer AG manufactures a variety of industrial chemicals and polymers, as well as human and animal health care products, pharmaceuticals, and agricultural crop protection agents. The company also produces photographic and imaging products and systems. Bayer markets its products to the automotive, electronic, medical, construction, farming, textile, utility, and printing enterprises worldwide.

     British Airways Plc. British Airways Plc provides scheduled passenger and cargo airline services reaching approximately 174 destinations in 83 countries. British Airways maintains strategic alliance with several worldwide airlines and has interests in Qantas, TAT European Airlines, USAir Group Inc. and also owns a percentage of Deutsche BA.

     British Petroleum Company Plc. British Petroleum Company Plc explores for, produces, refines and retails petroleum products and manufactures chemicals. The company produces and retails petroleum products throughout the world and owns and operates approximately 18,000 gasoline stations. British Petroleum's chemical business's key products are acetic acid, acrylonitrile, and polyethylene.

     British Telecommunications Plc. British Telecommunications Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. British Telecommunications has operations internationally.

     Deutsche Bank AG. Deutsche Bank AG provides a broad range of banking, investment, fund management, securities, credit card, mortgage, leasing, and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. Deutsche also offers a variety of financial consulting and advisory services.

     Deutsche Lufthansa AG. Deutsche Lufthansa AG provides passenger and cargo airline services for transportation worldwide. The company offers flight and connection programs in cooperation with "Star Alliance" airline partners from North America, Scandinavia, and Asia. Lufthansa also provides travel agency, catering and maintenance services, as well as travel insurance programs.

     Electrolux AB. Electrolux AB manufactures appliances and outdoor products. The company produces household and commercial appliances, such as refrigerators, ovens, washing machines, vacuum cleaners, and other floor care machines. Electrolux also makes chain saws, lawn mowers, and weed eaters. Some of the brand names used are "Frigidaire," "Husqvarna" and "Poulan/Weed Eater." The company operates worldwide.

     Glaxo Wellcome Plc. Glaxo Wellcome Plc researches, develops, manufactures, and markets pharmaceuticals. Over 50% of the company's sales are derived from "Zantac," an anti-ulcer drug. In the United States, Glaxo, Inc. researches, develops and produces prescription medicines that treat gastrointestinal, respiratory, infectious and cardiovascular diseases. The company also produces AZT for the treatment of AIDS.

     Imperial Chemical Industries Plc. Imperial Chemical Industries Plc is an international chemical company. The company produces paints, acrylics, polyurethanes, films, chemicals and polymers, tioxide, and adhesives and sealants.

     Komatsu Limited. Komatsu Limited manufactures and sells construction machinery. The company's products include construction machinery, industrial machinery, and others. Komatsu has production plants in Brazil, Indonesia, United States, United Kingdom, etc, and also has joint venture with US Dresser Industries.

     L'OREAL. L'OREAL manufactures, markets, and sells health and beauty aids. The company's products are sold internationally and include cosmetics, hair products, moisturizers, perfumes, and pharmaceuticals. L'OREAL also holds interests in magazine publishing, film production and distribution, and art galleries.

     Mannesmann AG. Mannesmann AG designs and manufactures a wide range of industrial products, production machinery, and assembly systems, as well as telecommunication gears and equipment. The company provides car instruments, electronics, plastic and mechanical parts to car manufacturers; produces and trades various steel pipes and sells traffic control systems, as well as engineers production plants worldwide.

     Metro AG. Metro AG operates a range of stores that provide a variety of wholesale goods, food stores and supermarkets, do-it-yourself building centers, and clothing stores. It merged its operations with Kaufhof Holding AG, Asko Deutsche Kaufhaus AG, and Deutsche SB-Kauf AG in July of 1996. Its stores are located in Germany, Luxembourg, Austria, Switzerland, and other European countries.

     Nestle SA. Nestle SA is a consumer packaged goods company. The company has subsidiaries that produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals, and cosmetics. Nestle has 495 production facilities in approximately 77 countries.

     News Corporation Limited. News Corporation Limited is an international media company. The company's operations include the production and distribution of motion pictures and television programming; television, satellite, and cable broadcasting; and the publication of newspapers, magazines, books, and promotional inserts.

     Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company operates in about 45 countries and provides its products and services worldwide.

     Novartis. Novartis was created by the merger of Sandoz and Ciba-Geigy, the Swiss pharmaceutical companies. Novartis manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. Novartis markets its products worldwide.

     Philips Electronics N.V. Philips Electronics N.V., through subsidiaries, manufactures lighting, consumer electronics, music and film, multimedia devices, domestic appliances, and personal care items, semi-conductors, medical devices, communications systems, and industrial electronics. The company sells its products worldwide.

   Reuters Group Plc. Reuters Group Plc is an international news and information organization. The company provides economic and financial information to the business community, and supplies news services to the media.

     Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to final processing and delivery. Royal Dutch Petroleum Company has no operations of its own, and virtually the whole of its income is derived from its 60% interest.

     SAP AG. SAP AG (Systeme, Anwendungen, Produkte in der Datenverarbeitung) is a multi-national software company with its headquarters in Walldorf, Germany. The company develops business software, consults on organizational usage of its application software, and provides training services. SAP markets its products and services through subsidiaries, distributors, and other business partners worldwide.

     Sony Corporation. Sony Corporation develops and manufactures consumer and industrial electronic equipment. The company's products include audio and video equipment, televisions, displays, semiconductors, electronic components, computers and computer peripherals, and telecommunication equipment. Sony is also active in the worldwide music and image-based software markets.

     Toshiba Corporation. Toshiba Corporation manufactures electric machinery. The company specializes in datacommunications system, electronic devices, heavy electric machinery, and consumer electronics. Toshiba is also active in the business of semiconductors, computers, and communications field.

     Toyota Motor Corporation. Toyota Motor Corporation produces, sells, leases, and repairs passenger cars, trucks, buses, boats, airplanes, and other products in Japan and most foreign countries. The company is also involved in the businesses of real estate, civil engineering, insurance, and other businesses.

     Unilever NV. Unilever NV manufactures branded and packaged consumer goods, including food, detergents, and personal care products. The company shares operations with Unilever Plc. The two companies are linked by a series of agreements and operate as a single entity as much as possible. Unilever sells its products internationally.

   BRAND NAME EQUITY TRUST

     American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells health care products and agricultural products. Health care products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, and animal pharmaceuticals. Agricultural products include crop protection and pest control products.

     Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc., through its subsidiaries, brews beer, produces and acquires brewing raw materials, manufactures and recycles aluminum beverage containers, and operates theme parks. The company primarily produces and distributes beer under the "Budweiser", "Michelob", "Busch", and other names. Anheuser-Busch owns nine theme parks located in Florida, Texas, Ohio, and California.

     Avon Products, Inc. Avon Products, Inc. is a worldwide manufacturer and direct-seller of beauty products, fashion jewelry, and prestige fragrances. The company markets its products to consumers in 130 countries through approximately
2.6 million independent representatives. Avon also offers gift and decorative products such as ceramics, glassware, collectibles and ornaments.

     Benckiser NV. Benckiser NV is an international producer and supplier of cleaning and washing agents. The company manufactures household cleansers, dishwashing detergents, water softeners, laundry additives, and special cleaning agents. Products include brands such as; "Calgon" water softener and "Vanish" stain remover. Other products include "Calgonite", "Finish", "Cling Free", and "Jet Dry".

     Bestfoods. Bestfoods is an international packaged food company. The company produces a variety of food products, including "Hellmann's" and "Best Foods" mayonnaise and dressings; "Skippy" peanut butter; "Mazola" corn oil; "Knorr" soups, sauces, and bouillon; and "Entenmann's", "Thomas' English Muffins", "Arnold", "Brownberry", and "Bran'nola" breads. Bestfoods operates in more than 60 countries.

     Bristol-Myers Squibb Company. Bristol-Myers Squibb Company, a diversified worldwide health and personal care company, manufactures and markets pharmaceuticals, consumer medicines, beauty care products, nutritionals, and medical devices. The company's products include over-the-counter medications, orthopedic devices, ostomy care and wound management products, nutritional supplements, and other products.

     Clorox Company. Clorox Company manufactures and markets non-durable household consumer products. The company's products are sold primarily through grocery and other retail stores in the United States and internationally. Clorox' products include "Formula 409", "Clorox", and "Pine-Sol" cleaning agents; "Black Flag" and "Combat" insect control products; and "Armor All" and "Rain Dance" automobile products.

     Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company manufactures and sells soft drink and non-carbonated beverages, including fountain syrups, some finished beverages, and certain juice and juice-drink products. Coca-Cola sells its concentrates and syrups for bottled and canned beverages to authorized bottling and canning operations.

     Colgate-Palmolive Company. Colgate-Palmolive Company, a global consumer products company, manufactures oral care, personal care, household care, and pet nutrition products. The company owns and leases 346 manufacturing, distribution, research, and office facilities worldwide. Products are marketed under the "Colgate", "Palmolive", "Mennen", "Ajax", "Fab", "Science Diet," and other names.

     Gillette Company. Gillette Company manufactures grooming products, writing instruments and stationary, toothbrushes and oral care products, and alkaline batteries. The company's products include blades and razors, shaving preparations, electric shavers, hair epilation devices, and other products. Gillette sells its goods around the world.

     H.J. Heinz Company. H.J. Heinz Company manufactures and markets food products. The company produces ketchup, sauces, vinegar, pickles, canned tuna, pet food, baby food, meat products, corn syrup, and other items. Heinz's subsidiary, Weight Watchers International operates and franchises weight control centers and licenses diet foods to other manufacturers. The company sells its products internationally.

     Hershey Foods Corporation. Hershey Foods Corporation manufactures, distributes, and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate confectionery, grocery, and pasta products. Hershey's customers include grocery wholesalers, chain grocery stores, candy distributors, mass merchandisers, and drug stores throughout the United States, Canada, and Mexico.

     Johnson & Johnson. Johnson & Johnson manufactures and sells a broad range of products in health care and other fields. The company's business is divided into the consumer, professional, and pharmaceutical segments. Products include contraceptives, therapeutics, veterinary products, dental products, surgical instruments, dressings apparel, and nonprescription drugs.

     Kellogg Company. Kellogg Company manufactures cereal products and convenience foods. The company produces "Rice Krispies", "Special K", "Frosted Flakes", "Froot Loops", and other cereals. Other subsidiaries offer dessert mixes, soup bases, gelatin desserts, and yogurt products. Kellogg sells its products in the United States and other countries.

     Mattel, Inc. Mattel, Inc. designs, manufactures and markets children's toys. The company's core product lines includes "Barbie", "Fisher-Price", "Disney", and "Hot Wheels" toys and accessories. Mattel markets its products around the world.

     McDonald's Corporation. McDonald's Corporation develops, operates, franchises, and services a worldwide system of restaurants. These restaurants prepare, assemble, package, and sell a limited menu of quickly-prepared, moderately-priced foods. There are over 22,000 restaurants in the United States and 109 countries worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

     Nabisco Holdings Corporation. Nabisco Holdings Corporation manufactures and sells a variety of packaged foods. The company's products include candy, cookies, oatmeal, condiments, and dog treats. Nabisco sells its line under a number of brand names including "Ritz", "Bubble Yum", "Stella D'Oro", "Blue Bonnet", and "Snackwell's." The company operates worldwide.

     Nestle SA. Nestle SA is a consumer packaged goods company. The company has subsidiaries that produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals, and cosmetics. Nestle has 495 production facilities in approximately 77 countries.

     Nike, Inc. Nike, Inc. designs, develops, and markets a wide variety of high-quality footwear, apparel and accessory products. The company sells its products to approximately 19,700 retail accounts in the United States and through a mix of independent distributors, licensees, and subsidiaries in approximately 110 countries around the world.

     PepsiCo, Inc. PepsiCo, Inc. operates on a worldwide basis in the soft drink and snack food segments. Some of the company's products include "Pepsi-Cola", "Slice", and "Mountain Dew" soft drinks, and "Fritos" and "Doritos" snack foods.

     Philip Morris Companies, Inc. Philip Morris Companies, Inc. is a consumer packaged goods company. The company operates through five subsidiaries. Philip Morris' products include "Bull's-Eye", "Breakstone's", "Kraft", "Cambridge" and "Marlboro" cigarettes, "Cracker Barrel" and "Polly-O" cheeses, "Crystal Light", "Maxwell House", and "Miller", "Milwaukee's Best", and "Meister Brau" beer.

     Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products throughout the world. The company operates through five business segments: laundry and cleaning, paper, beauty care, food and beverages, and health care. Brand names include "Tide," "Dawn", "Bounty", "Charmin", "Pampers", "Vidal Sassoon", "Cover Girl", "Folgers", "Jif", "Scope", "Vicks", and others.

     Quaker Oats Company, Quaker Oats Company markets and manufactures food and beverages internationally. The company's major brands include "Quaker" cereals and grain-based snacks; "Cap'n Crunch" and "Life" cereals; "Aunt Jemima" mixes and syrup; "Rice-A-Roni", "Pasta Roni", and "Near East" side dishes; and "Gatorade" thirst quenchers.

     Ralston-Ralston Purina Group. Ralston-Ralston Purina Group consists of two businesses worldwide. Ralston Purina Pet Products produces dry dog, and dry and soft-moist cat foods. Eveready Battery Company, Inc. manufactures dry cell batteries and flashlights.

     Revlon, Inc. Revlon, Inc. manufactures and sells a wide variety of beauty products throughout the world. The company's brands include "Revlon", "ColorStay", "Age Defying", "Almay", "Ultima II", "Charlie", and "Flex". Revlon brands are sold in approximately 175 countries and territories.

     Sara Lee Corporation. Sara Lee Corporation is a worldwide manufacturer and marketer of consumer products including packaged meats, bakery items, coffee, personal products, and household and personal care items. The company's brand names include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Coach" leatherware, "Hanes" clothing and hosiery, "L'eggs" hosiery, "Champion" activewear, and other name brands.

     Schering-Plough Corporation. Schering-Plough Corporation, through its subsidiaries, discovers, develops, manufactures, and markets pharmaceutical and health care products worldwide. The company currently markets allergy/respiratory products, anti-infective and anticancer products, dermatologicals, cardiovasculars, animal health products, sun care products, over-the-counter drugs, and other health care products.

     Unilever NV. Unilever NV manufactures branded and packaged consumer goods, including food, detergents, and personal care products. The company shares operations with Unilever Plc. The two companies are linked by a series of agreements and operate as a single entity as much as possible. Unilever sells its products internationally.

     Walt Disney Company. Walt Disney Company is a diversified worldwide entertainment company. The company and its subsidiaries owns and operates theme parks and resorts, film studios, television networks, radio networks, cable networks, and newspapers and magazines, as well as sells consumer products. Disney owns, among others, ABC Television, ABC Radio, The Disney Channel, Disney Land, and Disney-MGM Studios.

     Warner-Lambert Company. Warner-Lambert Company discovers, develops, manufactures, and markets pharmaceutical, consumer health care, and confectionary products. The company's products include "Listerine" mouthwash, "Trident" gum, "Schick" razors, "Tetra" fish food, "Sudafed" decongestant, "Lubriderm" body bar, "Dilantin" epilepsy drug, "Centrax" tranquilizer, "Neosporin" topical antibiotic, and other products.

     Wendy's International, Inc. Wendy's International, Inc. operates, develops, and franchises a system of fast food restaurants. The company's restaurants offer hamburgers, salads, chicken sandwiches. Wendy's operates or franchises approximately 5,133 "Wendy's" and "Tim Hortons" restaurants in the United States and 34 countries and territories.

     Wm. Wrigley Jr. Company. Wm. Wrigley Jr. Company manufactures chewing gum. The company sells its gum under the brand names "Wrigley's Spearmint", "Doublemint", "Juicy Fruit", and "Big Red". Other brand names include "Freedent", "Orbit", and "Hubba Bubba", among others. Wrigley sells its products in over 140 countries.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 105:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 105 as of July 7, 1998. The statements of condition and portfolios are the responsibility of the Sponsor.

     Our responsibility is to express an opinion on such financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

     We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 105 as of July 7, 1998, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP
   Chicago, Illinois
   July 7, 1998


                             STATEMENTS OF CONDITION
                               AS OF JULY 7, 1998


                                                                                               GREAT
                                                                                           INTERNATIONAL     BRAND NAME
                                                                                               FIRMS          EQUITY
INVESTMENT IN SECURITIES                                                                       TRUST            TRUST
                                                                                          --------------   --------------
Contracts to purchase Securities (1)                                                     $      296,839   $      149,427
                                                                                          --------------   --------------
         Total                                                                           $      296,839   $      149,427
                                                                                          ==============   ==============

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                                            $        1,152   $          395
     Deferred sales charge liability (3)                                                         10,494            5,283
Interest of Unitholders--
     Cost to investors (4)                                                                      299,840          150,940
     Less: Gross underwriting commission and organizational costs (2)(4)(5)                      14,647            7,191
                                                                                          --------------   --------------
         Net interest to Unitholders (4)                                                        285,193          143,749
                                                                                          --------------   --------------
         Total                                                                           $      296,839   $      149,427
                                                                                          ==============   ==============


--------------------------------------------------------------------------------
(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUSTS
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   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen American Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.

   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit (except that these deposits will be in amounts which maintain, as nearly as practicable, equal amounts of each Security based on market value for the Great International Firms Trust). Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.

   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The Great International Firms Trust seeks to increase the value of your investment by investing in a globally-diversified portfolio of comon stocks of blue chip international companies. The Brand Name Equity Trust seeks to increase the value of your investment and provide dividend income by investing in a portfolio of common stocks of non-durable goods companies. There is no assurance that a Trust will achieve its objective.


   Investors should note that the selection criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Subsequent to this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, the Security will not as a result thereof be removed from its Trust portfolio.


   A balanced investment portfolio incorporates various style capitalization characteristics. The Sponsor offers unit trusts with a variety of styles and capitalizations to meet your needs. The Sponsor determines style characteristics (growth or value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that the Sponsor believes are undervalued. The Sponsor determines market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1 billion; Mid-Cap -- $1 billion to $5 billion; and Large -Cap -- over $5 billion. The Sponsor determines all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. The Sponsor will not remove a Security from a Trust as a result of any change in characteristics.


RISK FACTORS
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   PRICE VOLATILITY. The Trusts invest in common stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.

   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.


   FOREIGN STOCKS. Because the Trusts invest in common stocks of foreign companies, they involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The Trusts involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Trusts to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Trusts trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

   CONSUMER PRODUCTS COMPANIES. The Brand Name Equity Trust primarily includes issuers within the consumer goods industry. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. The companies in this Trust include companies in the non-durable consumer goods, food and beverage, and pharmaceuticals sectors. You should understand the risks of these companies before you invest. These companies face risks due to cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, products liability litigation, extensive competition, foreign tariffs, foreign exchange rates, transportation costs, the cost of raw materials, unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. Because the economic health of consumers greatly impacts these companies, recession or tightening of consumer credit or spending could adversely affect these issuers. Phamaceutical companies face additional risks such as extensive governmental regulation, lengthy governmental drug review processes and substantial research and development costs. The failure to obtain government approval or successful test results for a drug could have a substantial negative impact on a company.
All of these factors can have a negative impact on the value of your Units.

PUBLIC OFFERING
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   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the total sales charge (4.50% of the Public Offering Price) and the deferred sales charge ($0.35 per Unit). The deferred sales charge is assessed as described in the "Fee Table". If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The maximum sales charge assessed to each Unitholder is 4.50% of the Public Offering Price (4.712% of the aggregate value of the Securities less the deferred sales charge). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on July 7, 1999, the secondary market sales charges will be 4.00% and will not include deferred payments. The secondary market sales charge will reduce by 0.50% on each following July 7 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:


       AGGREGATE
     DOLLAR AMOUNT
   OF UNITS PURCHASED*                    SALES CHARGE
---------------------                     ----------------
  $50,000 - $99,999                           4.20%
 $100,000 - $249,999                          4.00
 $250,000 - $499,999                          3.50
 $500,000 - $999,999                          3.00
  $1,000,000 or more                          2.50
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*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen American Capital unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen American Capital unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sales amount. If a purchase does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

   During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen American Capital Distributors, Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. For the Great International Firms Trust, the term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.


     The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.20% of the Public Offering Price. Volume concessions or agency commissions of an additional .30% will be given to any broker-dealer who purchases from the Sponsor at least $100,000 (or 10,000 Units) on the Initial Date of Deposit or $250,000 (or 25,000 Units) on any day after that date of any combination of the Trusts.


     In addition to the amounts above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of a Trust will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units of such Trust will receive additional compensation of $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units of such Trust will receive additional compensation of $.015 per Unit; any firm that distributes 3,000,000 - 3,999,999 Units of such Trust will receive additional compensation of $.02 per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen American Capital unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 2.25% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

   TAX-SHELTERED RETIREMENT PLANS. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen American Capital or Morgan Stanley mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen American Capital or Morgan Stanley mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The Great International Firms Trust generally does not offer in kind distributions because its portfolio securities are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   CERTIFICATES. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Sponsor may not direct the reinvestment of the proceeds of the sale of Securities unless, with respect only to the Great International Firms Trust, the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Great International Firms Trust on the Initial Date of Deposit. The Sponsor may instruct the Trustee to take action necessary to ensure that the Great International Firms Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.


   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

   SPONSOR. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston,
Texas 77056, (713) 993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $132,381,000 (audited). The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen American Capital trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.


TAXATION
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   GREAT INTERNATIONAL FIRMS TRUST. The Great International Firms Trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax.

   Distributions to Unitholders of the Trust's taxable income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

   Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unitholder) on December 31 of the year such distributions are declared.

   Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gains over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note, however, that the 1997 Act provides that the application of the rules described above in the case of pass-through entities such as the Trust will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as the Trust may designate their capital gains dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisors as to the tax rate applicable to capital gain dividends. Note also that legislation is currently pending under which net capital gain realized from property (with certain exclusions) held for more than one year (rather than more than 18 months) would be taxed at the maximum marginal stated tax rate of 20% (10% for certain taxpayers) provided by the 1997 Act. Such legislation is proposed to be effective retroactively for amounts properly taken into account on or after January 1, 1998. Additionally, note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

   Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. In any case the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.

   Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.

   The Trust may elect to pass through to the Unitholders the foreign income and similar taxes paid by the Trust in order to enable such Unitholders to take a credit (or deduction) for foreign income taxes paid by the Trust. If such an election is made, Unitholders of the Trust, because they are deemed to own a pro rata portion of the foreign securities held by the Trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the Trust and also their portion of the amount which the Trust deems to be the Unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. The 1997 Act imposes a required holding period for such credits. Unitholders should consult their tax advisers regarding this election and its consequences to them.

   Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.

   Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

   The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

   The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.

   A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and
(iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard.

   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

   BRAND NAME EQUITY TRUST. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Brand Name Equity Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.

   3. Each Unitholder will have a taxable event when the Trust disposes of an Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Trust expenses.

   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note also that legislation is currently pending under which net capital gain realized from property (with certain exclusions) held for more than one year (rather than more than 18 months) would be taxed at the maximum marginal stated tax rate of 20% (10% for certain taxpayers) provided by the 1997 Act. Such legislation is proposed to be effective retroactively for amounts properly taken into account on or after January 1, 1998.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.

   The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. An "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of Security held by the Trust.

   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of an Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits.

     Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
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   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen American Capital unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.


   TRUSTEE'S FEE. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust.

   GENERAL. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.

   The deferred sales charge, fees and expenses are paid out of the Capital Account of the related Trust, except that the fees and expenses will be paid out of funds in the Income Account first for the Great International Firms Trust. When these amounts are paid by or owing to the Trustee, they are secured by alien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
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   TITLE                                         PAGE
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Great International Firms Trust,
      Series 5.................................     4
   Brand Name Equity Trust, Series 6...........     6
   Notes to Portfolios.........................     9
   The Securities..............................    10
   Report of Independent Certified
      Public Accountants.......................    12
   Statements of Condition ....................    13
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Rights of Unitholders.......................   A-7
   Trust Administration........................   A-9
   Taxation....................................  A-11
   Trust Operating Expenses....................  A-17
   Other Matters...............................  A-18
   Additional Information......................  A-18


                                   PROSPECTUS

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                                  JULY 7, 1998



                    GREAT INTERNATIONAL FIRMS TRUST, SERIES 5

                        BRAND NAME EQUITY TRUST, SERIES 6


          ------ A Wealth of Knowledge oA Knowledge of Wealthsm ------
                           VAN KAMPEN AMERICAN CAPITAL


                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056


              Please retain this prospectus for future reference.

                           VAN KAMPEN AMERICAN CAPITAL
                             INFORMATION SUPPLEMENT

        VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 105


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     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS
                                                             PAGE
           Risk Factors                                        2
           The Trusts                                          3
           Sponsor Information                                 6
           Trustee Information                                 7
           Trust Termination                                   7

RISK FACTORS

     PRICE VOLATILITY. Because the Trusts invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because the Trusts invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.


     FOREIGN CURRENCIES. The Great International Firms Trust also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.


     LIQUIDITY. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     YEAR 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts. THE TRUSTS
     In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

     Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.


     GREAT INTERNATIONAL FIRMS TRUST. The objective of the Great International Firms Trust is to provide the potential for capital appreciation. In selecting the Securities, the Sponsor considered the following factors, among others: the extent to which the issuers are global leaders in their respective markets and industries; the extent to which the issuers are leading companies within their home markets; the attractiveness of the Securities based on an evaluation of return on equity, price to earnings ratios and price to cash flows; and the diversification of the Trust portfolio by countries and industries. The Sponsor attempted to select companies from developed, industrialized countries that are well-capitalized world and market leaders, exhibit attractive balance sheets and offer a diversified line of products and/or services.

     The Great International Firms Trust seeks to provide investors with the potential for greater rewards from a diversified international investment portfolio. In the past eleven years, the U.S. stock market (as represented by the Standard & Poor's 500 Index) has ranked among the top five markets in total return only one time and, as illustrated in the table below, has never ranked first. As illustrated in the table below, many global equity markets have outperformed the U.S. market in past years. International firms across the globe are expanding their business, exporting to more countries and becoming better known to the investment community. By investing in international stocks, an investor may benefit from greater growth potential and added diversity than by concentrating in U.S. securities alone. If an investor invested only in a portfolio of U.S. securities, a negative turn in that market could adversely affect the portfolio. By dedicating a portion of an investment portfolio to global investments, an investor can be better protected against negative movements in a single market. The Great International Firms Trust seeks to provide a convenient and efficient way to take advantage of the growth potential of international investing by offering a diversified portfolio of blue chip, industry-leading companies in countries around the world.

     The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the U.S. The table shows the total returns of the top performing stock markets in developed countries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the Standard & Poor's 500 Index).

                TOTAL RETURN             TOTAL RETURN
            TOP PERFORMING MARKET    UNITED STATES MARKET
           ----------------------    --------------------

1986       112.77% (Spain)                  13.42%
1987        55.96% (Finland)                 0.61%
1988        50.19% (Denmark)                11.64%
1989       101.12% (Austria)                26.91%
1990         5.99% (United Kingdom)         (5.59%)
1991        42.77% (Hong Kong)              27.17%
1992        27.42% (Hong Kong)               4.16%
1993       109.91% (Hong Kong)               7.02%
1994        51.29% (Finland)                (0.85%)
1995        42.42% (Switzerland)            34.74%
1996        41.27% (Spain)                  22.90%
1997        44.84% (Switzerland)            33.10%

     The table represents historical performance of unmanaged indices which are composites of equity securities considered representative of equity performance in the countries specified. The historical performance is shown for illustrative purposes only, represents past performance which is not indicative of future performance of the Trust and does not include sales charges or expenses which are imposed on Trust Units.

     BRAND NAME EQUITY TRUST. The objectives of the Brand Name Equity Trust are to provide the potential for capital appreciation and income, consistent with the preservation of invested capital. The Sponsor has attempted to select a portfolio of leading brand name companies that provide the potential for growth at sustainably higher rates than the general stock market for an extended period of time. In selecting the Securities, the Sponsor considered the following factors, among others: (a) the issuer's position within the industry, (b) breadth and stability of the issuer's business base and (c) growth potential. Most of the products produced by the issuers included in the Trust are consumable products used around the world. The Sponsor believes that global demographics provide the potential for growth in these products in excess of overall economic growth. The companies included in the Trust are generally leaders in their field and the Sponsor believes these leadership positions should be sustained given the stability of the markets generally and the strength of these brand name companies. In addition, the Sponsor has attempted to select companies with superior management which can help the company maintain a leadership position within its market. The Sponsor has attempted to select companies which exhibit attractive balance sheets, strong cash flow and above-average returns on investment. Exploitation of the attractive product markets requires investment to drive future growth. Debt capacity and cash flow may help to provide a company the ability to reinvest in the business while a high return on investment (and return on equity) may provide the potential for high growth rates from reinvestment.

     Stocks have been acknowledged as one of the best ways to stay ahead of inflation over time. An investment of $1 in common stocks (as represented by the Standard & Poor's 500 Index) on January 1, 1926 would have been worth approximately $1,371.76 by December 31, 1996. Over the same time period, $1 invested in long-term U.S. Government bonds would have been worth approximately $33.66, $1 invested in short-term U.S. Treasury bills would have been worth approximately $13.54 and $1 growing at the rate of inflation would have been worth approximately $8.88. In addition, over the period January 1, 1991 through December 31, 1996, an investment of $10,000 in the stocks included in the Morgan Stanley Consumer Index and the Standard & Poor's 500 Index would have been worth approximately $26,131 and $26,492, respectively, while $10,000 growing at the rate of inflation over the same period would have been worth approximately $11,883.

     The Morgan Stanley Consumer Index is an unmanaged statistical composite measuring the performance of 30 stocks from 21 consumer-oriented industries. The Standard & Poor's 500 Index is an unmanaged statistical composite measuring the performance of 500 stocks from 83 industrial groups. Investors should note that the Morgan Stanley Consumer Index does not include all of the Securities in the Trust portfolio and the Trust is not designed to correlate with this or any other index. Of course, the figures above represent past performance of these investment categories and there is no guarantee of future results, either of these categories or of the Trust. The Trust also includes a sales charge and expenses which are not reflected above.

     Consumer Products Companies. Companies within the non-durable consumer goods industry are typically considered growth companies. A growth company is generally defined as a relatively steady performer over time which provides the potential to sustain an above-average growth rate during various economic cycles. Because of their size, resilience and strength, brand name companies appear to be some of the most favorable growth companies in which to invest. Additionally, the Sponsor believes that brand name companies are poised to benefit as access to and consumer demand in developing countries continues to grow. Many of the companies behind brand name products are industry leaders in both domestic and international markets. They are established, well-managed, financially strong and proven performers. Many companies have undertaken restructuring and expansion projects which have increased their profit potential. As large companies, they are able to provide their brands with a great deal of support, including large advertising budgets able to produce sales beyond the life of a campaign, research and development prowess producing high quality and new products, effective distribution and promotional efforts creating widespread exposure throughout the retail industry, and exposure to international markets and expansion of operations to capitalize on growth opportunities in developing countries worldwide. The Sponsor believes that as cost differences between brand name and generic products shrink, consumers will be willing to pay a premium for brand name products they recognize and believe to be of better quality.

     The Food and Beverage Industry. The Department of Commerce ranks the food and beverage industry as the second largest U.S. manufacturing sector. In recent years, this industry has had consistently positive earnings and has tended to be recession-resistant. Performance has reflected consumer demand more than general economic conditions. Food processing companies include manufacturers of packaged foods such as canned and frozen foods, baked goods, desserts, jelly, coffee and hot chocolate, and processors of agricultural products such as fruits, vegetables, cereals, flour, meat and poultry, including pet food. Distributors include food wholesalers (companies that distribute food products to retailers, restaurants and institutions) and retailers, supermarket chains and restaurants. The beverage companies represented manufacture alcoholic and non-alcoholic drinks. The issuers in the Trust include companies that have successfully adapted to new consumer demands such as developing low calorie, low fat and low sodium products for a public increasingly concerned with health and fitness. The Sponsor anticipates that continued adaptation will result in consumer support and lead to continued growth.

     Pharmaceutical Industry. The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is pharmaceutical companies. Pharmaceutical companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the significant amounts of money they spend on research and development. As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a world-wide basis, pharmaceutical companies are involved in the development and distribution of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio.


SPONSOR INFORMATION

     Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.

     Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $132,381,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                                       S-1
                       CONTENTS OF REGISTRATION STATEMENT

         This Amendment of Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of Counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1  Consent of Interactive Data Corporation.

4.2  Consent of Independent Certified Public Acountants.

EX-27  Financial Data Schedules.

                                   SIGNATURES

         The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 105, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 105 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 7th day of July, 1998.

     Van Kampen American Capital Equity Opportunity Trust, Series 105 By Van
                   Kampen American Capital Distributors, Inc.


                                  By  GINA M. COSTELLO
                                      Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 7, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

          SIGNATURE               TITLE

Don G. Powell         Chairman and Chief Executive      )
                         Officer                        )

John H. Zimmerman     President and Chief Operating     )
                        Officer                         )

Ronald A. Nyberg      Executive Vice President and      )
                        General Counsel                 )

William R. Rybak      Executive Vice President and      )
                         Chief Financial Officer        )

                                                            GINA M. COSTELLO
                                                            (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.